Exhibit 99.2

MEDIROM
HEALTHCARE TECHNOLOGIES INC.

Important Notices

IMPORTANT NOTICES AND DISCLAIMERS

This investor presentation (this "Investor Presentation") and any oral statements made in connection with this Investor Presentation are for informational purposes only and do not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other securities of MEDIROM Healthcare Technologies Inc., a company organized under the laws of Japan (the "Company," "we," "us" or "our"). The information contained herein does not purport to be all inclusive. The data contained herein is derived from various internal and external sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Any data on past performance contained herein is not an indication as to future performance. Except as required by applicable law, the Company assumes no obligation to update the information in this Investor Presentation. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. The communication of this Investor Presentation is restricted by law, and it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representation or warranty (whether express or implied) has been made by the Company with respect to the matters set forth in this Investor Presentation.

Forward Looking Statements

Certain statements included in this Investor Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "design," "target," "aim," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "project," "potential," "goal" or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, statements regarding future revenue, Adjusted EBITDA, Adjusted EBITDA Margin, debt, capital expenditure and cash flow estimates and forecasts of other financial and performance metrics (including key performance indicators), and projections of market size and opportunity. These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, including continuing impact of the COVID-19 pandemic, and other risks, most of which are difficult to predict and many of which are beyond our control. If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this Investor Presentation. The Company anticipates that subsequent events and developments will cause these assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this Investor Presentation.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

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Important Notices (cont'd)

MEDIROM
HEALTHCARE TECHNOLOGIES INC.

Market and Industry Data

This Investor Presentation contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates.

Non-GAAP Financial Measures

This Investor Presentation includes key performance indicators and non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Definitions for such non-GAAP measures can be found in the Appendix to this Investor Presentation. Any non-GAAP financial measures used in this Investor Presentation are in addition to, and not meant to be considered superior to, or a substitute for, the Company's financial statements prepared in accordance with GAAP. A reconciliation of each of these non-GAAP measures to their nearest GAAP measure is set forth in the Appendix to this Investor Presentation.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company's management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in com paring our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company's only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies.

Additional information with respect to the Company is contained in its filings with the SEC and is available at the SEC's website, http://www.sec.gov, and on the Company's website, https://medirom.co.jp/en/.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
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MEDIROM HEALTHCARE TECHNOLOGIES INC. Medirom at a Glance ✔ Relaxation Salon Business ▪ MEDIROM operates 315 bodywork salons in Japan as of August 31 , 2021 .. ▪ Our Relaxation Salon Business Segment experienced 14 .. 2 % YoY revenue drop from 2019 to 2020 , due to the COVID - 19 pandemic .. ✔ Digital Preventative Healthcare Business ▪ Specific Health Guidance program is a business segment we expect to grow in the future .. ▪ MOTHER Tracker ® , which we believe is the world‘s first chargeless wearable health tracker presented at the 2020 CES, is expected to be launched by the end of FY 2021 .. Company Overview 4

MEDIROM History

MEDIROM
HEALTHCARE TECHNOLOGIES INC.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

- **2000** — Foundation
  CEO & Founder Kouji EGUCHI
- **2017** — Opening Salons at Spa Facilities
- **2018** — Launched MHR: Therapist Dispatch Business
  (MHR: MEDIROM Human Resources Inc.)
  Launch of On-demand Health Coaching App (Lav®) May 2019
- **2020** — Starting Device Business



  Development of Self-Charging Health Monitoring Tracker
  (MOTHER Tracker, under development)
- **2021** — IPO in Dec 2020
  Closed $12m Stock Offering
- Acquired SAWAN Co.LTD.
  RELAXATION SALON Ruam Ruam
  リラクゼーションサロン ルアンルアン
- 315 Salons
  Opened latest Salon Spa Re.Ra.Ku
  * # Salons as of August 31, 2021
- **Future Growth**

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MEDIROM HEALTHCARE TECHNOLOGIES INC. Accretive M&A with Low Hanging Fruit Market Landscape and Go - Forward Strategy ● 1 / 3 of the industry revenue is comprised of lesser - known salon brands .. M&A opportunities ● Targeting M&A opportunities with both direct and indirect financing (not hostile mergers) with strategy of full integration of corporate functions (back - office operations etc .. ) .. ● MEDIROM is the only publicly listed Japanese company in the industry, located in Japan .. ● MEDIROM intends to leverage its experience from successful M&A transactions in 2018 , 2019 and 2021 .. 2018 Acquisition: Kabushiki Kaisha Bell Epoc • 46 new wholly owned salons • Rebranded as “Bell Epoc Wellness” Acquisition History 2018 Acquisition: Kabushiki Kaisha Decollte • 7 New wholly owned salons • 100% equity ownership 2018 / 2019 Acquisition: Kabushiki Kaisha Joyhands • 10 new outsourced salons • 26 new wholly owned salons • Rebranded as “ Joyhands Wellness Inc.” 6 2021 Acquisition: SAWAN CO. LTD. • 13 new wholly owned salons under the brand name of “ Ruam Ruam ”

MEDIROM HEALTHCARE TECHNOLOGIES INC. Relaxation Salon Business PROVIDING THE BEST PREVENTIVE SOLUTIONS 7

MEDIROM HEALTHCARE TECHNOLOGIES INC. ▪ 70 thousand customers served in July 2021 (the largest number we have ever recorded in a single month). ▪ Over 80% customer repeat ratio. Repeat Customers Significant Operations Total of 315 salons in August 2021 .. ▪ Franchise fees, monthly education, marketing, real estate services, and consulting. Recurring Fee Model Bodywork Excellence ▪ Holistic and preventative healthcare services. ▪ Recognized therapist training platform. Our Key Brand Portfolio 4 2 3 1 Relaxation Salon Business Snapshot 8

MEDIROM HEALTHCARE TECHNOLOGIES INC. Re.Ra.Ku Brand Multiple Model Spa Facilities Strong affinity between bodywork and spa facilities. Visitors High Usage Rate Only companies with a proven track record and credibility can enter the market. Entry Barrier Value Added Services Higher Sales per Customer New bathing facilities in the Kanto region is increasing. Consistent with Dominant Strategy in Metropolitan Area Focusing Area Commercial Complex Roadside Salons Spa Facilities Re.Ra.Ku Brand Commercial Complex Roadside Salons Only major companies can enter the market. Entry Barrier More New Customers Brand Recognition Loyal Customer Base Higher Repeat Ratio and Unit Sales 9

MEDIROM HEALTHCARE TECHNOLOGIES INC. Strength in Retail Customer Touchpoints Retail metros/subways, malls, plazas. High Traffic Area High Repeat Customer Rate 80%+ Focus on High Density Areas 70K Served 70,912 customers in July 2021 Core Brand Sales per Customer $ 62.85 (1) in the year ende d December 2020 $ 62 /Customer Industry Standard $50 * *Source: latest “Yano Research Institute Report 2019” 10 Greater Tokyo

MEDIROM HEALTHCARE TECHNOLOGIES INC. 2021 Seasonal Promotions Summer Head Spa Winter Hand Care Autumn GI Tract Care Spring Reflexology Contributing to Higher Sales per Customer 11

MEDIROM HEALTHCARE TECHNOLOGIES INC. Educational Facilities One of the Largest Educational Schools in Japan Open 7 Days a Week (10am – 7pm) 60 beds 858m 2 ▪ Re.Ra.Ku therapists support customers in our salons and after their appointments through health management tailored for each customer. ▪ Provide over 120 in - depth curriculums that range from techniques to salon management. ▪ Professional lecturers that specialize in each area of expertise. 12

MEDIROM HEALTHCARE TECHNOLOGIES INC. Open 7days 10am – 7pm 60 beds 858 ㎡ Our relaxation service quality has been proven with awards. Award - winning Salon and Therapists MODEL 2019 Grand Prix BEST Therapist 2019 Grand Prix BEST Store Source: http:// www.relaxation - net.jp /contest/japan2019_result 13 • No competition held in 2020, due to COVID - 19 • Relaxation Contest Japan 2021 will be held online on October 27.

MEDIROM HEALTHCARE TECHNOLOGIES INC. Digital Preventative Healthcare Business “MOTHER Tracker Ⓡ ” “ Lav Ⓡ ” App Information and Communication Technology (ICT) solution with App, Wearable & Re .. Ra .. Ku ® Trained Therapists 14

MEDIROM HEALTHCARE TECHNOLOGIES INC. Specific Health Guidance Business *In August 2020, we started releasing “ Lav ® ” application directly to consumers. Government Supported Health Guidance Program Currently engaged partners include blue chip corporations and governmental bodies 15

MEDIROM HEALTHCARE TECHNOLOGIES INC. Coaching App “ Lav ® ” Remote Weight Loss Program with ties to benefits from Government Insurance Programs Wearable Device On - demand Training Activities, Sleep, Weight 16 Internal and External (Contractors) Nutritians / Dietitians Twice A Week Receive Feedback from Coach *In August 2020, we started releasing “ Lav ® ” application directly to consumers.

MOTHER Tracker®

MEDIROM
HEALTHCARE TECHNOLOGIES INC.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Self-Charging Fitness Tracker “MOTHER” under co-development with MATRIX Industries, Inc.



Technology

- MATRIX’s Patented Technologies
- Thermoelectric Module & Boost Converter


MATRIX

Feature-Rich and User Friendly

- Pedometer
- Fitness Tracking
- Pulse and Body Temperature
- Sleep Pattern
- SDK (Software Development Kit) Open to Third Parties
- Waterproof

Target Market

- Hospitals, Nursery Homes and Gyms
- Logistics and Transportation Industry (Drivers’ Health Monitoring Needs)
- Retail Sale with Crowd-Funding Planned.

IDC Market Forecast[1]

- Global shipments of wearable devices expected to total 396.0 million units in 2020.
- 14.5% increase from 2019.
- Five-year compound annual growth rate (CAGR) of 12.4% and total 637.1 million units in 2024.

[1] Source: IDC Market Forecast – Worldwide Quarterly Wearable Device Tracker https://www.idc.com/tracker/showproductinfo.jsp?prod_id=962

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MEDIROM HEALTHCARE TECHNOLOGIES INC. Financial Highlights # 1 (year - over - year) Total Revenue : Decrease of 14.5% to $32.4 million, due to COVID - 19 .. Cost of Revenues : Stayed relatively flat, as a result of an increase in the total number of salons from 283 to 290, offset by cost reduction efforts to mitigate the impact of COVID - 19. SG&A : Increased by 22.6%, due to the office relocation and IPO - related expenses/costs. Impairment Loss : Increased of 139.1% as certain salons with relatively long contract terms of leases and large amounts of asset retirement costs were impaired. Net Loss : $5.2 million recorded. 18

MEDIROM HEALTHCARE TECHNOLOGIES INC. Financial Highlights #2 (FY2020) Adjusted EBITDA : Negative $5.3 million. Adjusted EBITDA Margin : Minus 16.3%. Cashflow from Operating Activities : Negative $3.5 million, mainly due to the decrease in net income. Cashflow from Investing Activities : Negative $1.3 million, primarily due to salons acquisitions from franchisees. Cashflow from Financing Activities : Positive $13.8 million positive , primarily due to $11.3 million in proceeds from the IPO and the special long - term bank loans for the COVID - 19 pandemic. Net cash : Increased by $8.9 million. 19

Consolidated Income Statement

MEDIROM
HEALTHCARE TECHNOLOGIES INC.

(In Thousands)

	Year ended December 31,	Year ended December 31,	
	2020($) (1)	2020(¥)	2019(¥)
Revenues:			
Relaxation Salons	32,134	3,315,947	3,864,656
Digital Preventative Healthcare	249	25,670	43,608
Total revenue	32,383	3,341,617	3,908,264
Cost of revenues and operating expenses:			
Cost of revenues	28,226	2,912,667	2,957,506
Selling, general and administrative expenses	10,355	1,068,537	871,862
Impairment loss on long-lived assets	1,032	106,501	44,546
Total cost of revenues and operating expenses	39,613	4,087,705	3,873,914
Operating (loss) income	(7,230)	(746,088)	34,350
Net (loss) income	(5,225)	(539,170)	17,335
Adjusted EBITDA(2)	(5,267)	(543,456)	139,301
Adjusted EBITDA margin(3)	-16.3%	-16.3%	3.6%

(1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥103.190 = US$1.00, which was the foreign exchange rate on December 31, 2020 as reported by the Board of Governors of the Federal Reserve System. (www.federalreserve.gov/releases/h10/)

(2) We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) equity in earnings (loss) of investment, (vii) depreciation and amortization, (viii) losses on sales of directly-operated salons to franchises, (ix) losses on disposal of property and equipment, and other intangible assets, and (x) impairment loss on long-lived assets. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Non-U.S. GAAP Measures—Adjusted EBITDA."

(3) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

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MEDIROM HEALTHCARE TECHNOLOGIES INC. Consolidated Balance Statement (In Thousands) 21 Year ended December 31, Year ended December 31, 2020($) (1) 2020(¥) 2019(¥) Assets: Current assets 20,227 2,087,224 1,378,729 Non - current assets 35,141 3,626,242 3,378,736 Total Assets 55,368 5,713,466 4,757,465 Liabilities: Current liabilities 25,706 2,652,588 2,262,689 Non - current liabilities 24,902 2,569,621 1,894,718 Total Liabilities 50,608 5,222,209 4,157,407 Shareholders’ Equity: Common stock, no par value; 11,429 1,179,313 595,000 Class A common stock, no par value; 1 100 100 Treasury stock (29) (3,000) (3,000) Additional paid - in capital 9,867 1,018,146 713,267 Accumulated deficit (16,506) (1,703,302) (705,309) Total Shareholders’ Equity 4,761 491,257 600,058 Total Liabilities and Shareholders’ Equity 55,368 5,713,466 4,757,465 (1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥103.190 = US$1.00, whi ch was the foreign exchange rate on December 31, 2020 as reported by the Board of Governors of the Federal Reserve System. ( www.federalreserve.gov/releases/h10/ )

MEDIROM HEALTHCARE TECHNOLOGIES INC. Consolidated Cashflow Statement (In Thousands) 22 Year ended December 31, Year ended December 31, 2020($) (1) 2020(¥) 2019(¥) Net (loss) income attributable to shareholders (5,225) (539,170) 17,335 Net cash provided by operating activities (3,551) (366,420) 7,870 Net cash used in investing activities (1,353) (139,599) (37,931) Net cash provided by (used in) financing activities 13,879 1,432,131 331,994 Net increase (decrease) of cash and cash equivalents during the period 8,975 926,112 301,933 Cash and cash equivalents at beginning of period 4,977 513,621 211,688 Cash and cash equivalents at end of period 13,952 1,439,733 513,621 (1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥103.190 = US$1.00, whi ch was the foreign exchange rate on December 31, 2020 as reported by the Board of Governors of the Federal Reserve System. ( www.federalreserve.gov/releases/h10/ )

MEDIROM HEALTHCARE TECHNOLOGIES INC. KPIs Trend JPY 23 Disclaimer: The information presented on this slide is based on management's accounts only and has not been reviewed or audited. This information has previously been disclosed on the investor relations page on our website, available at: https://medirom.co.jp/en/ir (1) Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financia l a nd customer data is available. (2) Total Customers Served: The number of customers served at salons for which comparative financial and customer data is availab le (excludes certain salons for which comparative data is not available). Government - requested halt Government - requested halt Government - requested halt Government - requested halt

MEDIROM HEALTHCARE TECHNOLOGIES INC. Key Management Team and Board Kouji Eguchi Founder, CEO and Director Fumitoshi Fujiwara CFO and Director Miki Aoki Director and Manager of General Affairs 24 Akira Nojima Outside Director Tomoya Ogawa Outside Director

Thank You! MEDIROM Healthcare Technologies Inc. 2-3-1, Daiba, Minato-ku, Tokyo, JAPAN 135-0091 Email: ir@medirom.co.jp www.medirom.co.jp/en/ir